EXHIBIT 99.7

Press Release

Total Strengthens Its Exploration Position In Mauritania

Paris, December 12, 2018 - Total and the Ministry of Petroleum, Energy and Mines of Mauritania have signed an agreement awarding Total two new exploration and production contracts for Blocks C15 and C31 deep offshore Mauritania, covering an area of 14,175 square kilometers. According to the terms of the contracts, Total will be the operator of these two blocks with a 90% interest alongside the Société Mauritanienne des Hydrocarbures et de Patrimoine Minier (SMHPM) holding the remaining 10%.

Combined with its participation interest and operatorship in Blocks C7, C9 and C18, the award of these new blocks strengthens Total’s position in the emerging hydrocarbons basin offshore Mauritania : “This agreement contributes to the implementation of Total’s strategy that aims to explore basins in proven yet underexplored petroleum systems,” said Arnaud Breuillac, President Exploration & Production at Total. “The addition of these new blocks to our existing positions demonstrates our commitment to the development of the Mauritanian oil sector and will enhance Total’s presence in West Africa, one of the Group’s core exploration areas.”

From Mauritania to Senegal, Ivory Coast and Nigeria, this core area comprises half of Total’s acreage in Africa, as the Mauritanian basin remains one of the most promising. According to its exploration program, Total has planned to drill a well on Block C9 in 2019.

Total in Mauritania

Total has been present in Mauritania for nearly 20 years. The Group is the only oil and gas major active in the marketing of petroleum products in the country, with a retail network of 38 service stations.

Total has increased its exploration in the country through the acquisition of two new deep offshore licenses, the Block C7 (with a 90% participating interest) in May 2017 and the Block C18 (with a 45% participating interest) in August 2017. The Group also operates the deep offshore C9 license (with a 90% participating interest).

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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